UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *


                   Advance Display Technologies, Inc. ("ADTI")
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   007422306 5
                                   -----------
                                 (CUSIP Number)


             David J. Babiarz, Esq., Overton, Babiarz & Sykes, P.C.
    7720 East Belleview Avenue, Ste. 200, Englewood, CO 80111; (303) 779-5900
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                     11/5/97
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       007422306
          ---------------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         John P. Cole, Jr.

2        Check the Appropriate Box if a Member of a Group

         N/A

3        SEC USE ONLY

4        Source of Funds *

         N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6        Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:                 948,605

8        Shared Voting Power:               --00--

9        Sole Dispositive Power:            948,605

10       Shared Dispositive Power:          --00--

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 948,605

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):          3.71%

14       Type of Reporting Person *

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1:           SECURITY AND ISSUER

     The class of equity securities to which this Amendment No. 4 to Schedule 13D ( the "Amendment") relates is the Common Stock, $.001 par value of Advance Display Technologies, Inc. (the "Common Stock"). The principal executive offices of Advance Display Technologies, Inc. (the "Company") are located at 1251 South Huron Street, Unit C, Denver, Colorado 80223.


Item 2:           IDENTITY AND BACKGROUND

     This Amendment is filed on behalf of the reporting person named below (the "Reporting Person") solely for the purpose of confirming that the Reporting Person is no longer subject to the obligations of Section 13(d). On December 19, 1996, and as subsequently amended, a Schedule 13D was filed on behalf of the Reporting Person and others as a precautionary matter in the event that such individuals and entities were deemed to comprise one or more "groups" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the then reporting persons disclaimed the existence of any such group and the Reporting Person hereby expressly disclaims the existence of any such group. This Reporting Person will no longer report jointly under Section 13(d) of the 1934 Act since the amount of securities beneficially owned by the Reporting Person does not meet the five percent threshold required by Section 13(d).

     a.   Name--John P. Cole, Jr.

     b.   Address--1919  Pennsylvania  Ave.,  N.W., Ste. 200,  Washington,  D.C.
          20006

     c. Occupation-- Mr. Cole is an attorney with Cole, Raywid & Braverman, LLP. The principal office of Cole, Raywid & Braverman, LLC is located at 1919 Pennsylvania Avenue, N.W., Washington, D.C. 20006, and its principal business is providing legal services.

     d. During the past five years, Mr. Cole has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Cole has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order adjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Cole is a citizen of the United States of America.


Item 3:           SOURCE OF FUNDS OR OTHER CONSIDERATION

         Not applicable.


Item 4:           PURPOSE OF TRANSACTION

         Not applicable.

Item 5:           INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, Mr. Cole is deemed to beneficially own 948,605 shares of Common Stock of the Company. Such ownership represents 3.71% of the issued and outstanding Common Stock of the Company.

          b. Mr. Cole has the sole power to vote and has sole dispositive right with regard to the 948,605 shares of Common Stock.

          c.   N/A

          d.   N/A

          e.   N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

Item 7:           MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/  John P. Cole, Jr.
-----------------------------------         Date:  12/09/97
John P. Cole, Jr.                                 ------------------------------